United States securities and exchange commission logo





                             August 8, 2022

       Meng Dong (James) Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Submitted July 25,
2022
                                                            CIK No. 0001847846

       Dear Mr. Tan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No.1 to Preliminary Proxy Statement on Schedule 14A

       The Initial Shareholders who own Ordinary Shares and Private Units will not participate in liquidation distributions . . ., page 56

   1. We note your response to our prior comment 2. Please include the substance of your response in the filing
itself, where appropriate.
       Background of the Business Combination, page 83

   2. We note your revisions in response to our prior comment 6. Please disclose the participants in the
"preliminary discussion[s]" you had regarding Target A and Target B before entering into
non-disclosure agreements. We also note Mr. Yap's discussions with
                                                        "certain potential
investors and investment bankers in the bio-tech sector in December
                                                        2021" in relation to
targets A and B. Please identify the participants, the circumstances surrounding these
discussions, and the specific dates of these discussion.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
August      Name8i Acquisition 2 Corp.
       8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
3. We note your revision in response to our prior comment 7 and reissue. Please disclose any discussions with EUDA about the potential loss of clients in the near future or other
         events that may materially affect the target   s prospects or its
financial projections for
         future performance of the business. We note that the Board considered it as a factor that might adversely affect EUDA's business and financial projections. Please describe how the board contemplated this and the other potentially adverse factors when deciding to approve the transaction.
4. We note your revisions in response to our prior comment 9. We note that Mr. Tan proposed a purchase price of $550 million on January 20, 2022, but that the preliminary analyses separately conducted by EUDA and 8i resulted in an average valuation of $835.5 million and enterprise value for $603.5 million EUDA. Please provide more detail on how
         8i arrived at a purchase price of $550 million in light of these valuations.
5. We note your revisions in response to our prior comment 11. Please disclose who approached whom to initiate the business combination discussions between 8i and EUDA in mid-December 2021 and the specific date of that interaction. Revised financial projections as of May 30, 2022, page 90

6. We note your revisions in response to our prior comment 12. Please briefly explain your assumptions on what "cost efficiencies" and "lower costs" will gradually lower your operating costs from 25% in 2022 to 1-2% in 2026.
Information About EUDA, page 122

7. We have reviewed your revision in response to our prior comment 17. Please clarify who are the team members in your inside outside direct sales model. For example, please state in your disclosure whether they are EUDA employees or members of the public. To the extent that they are members of the public, please describe how you recruit these team members and how they are compensated. Please also explain what you mean by "nurtures and coverts the leads," the role of your client service partners in you sales model, and how these client service partners educate a prospect on the breadth of EUDA's capabilities. To the extent that you have entered into any material agreements with these client service partners, please disclose the terms of such agreement.
 Meng Dong (James) Tan
FirstName  LastNameMeng   Dong (James) Tan
8i Acquisition 2 Corp.
Comapany
August      Name8i Acquisition 2 Corp.
       8, 2022
August
Page 3 8, 2022 Page 3
FirstName LastName
Future Service Offerings, page 133

8. We note your revisions in response to our prior comment 21 and reissue in part. We note your disclosure that the COVID-19 pandemic has led to the relaxation of certain regulatory and reimbursement barriers and that the Ministry of Health in Singapore will soon be introducing a Healthcare Services Act (HCSA). Please expand your disclosure to describe the regulatory regime that your products are subject to within the jurisdictions you operate in. Please include a description of the relevant regulatory authority, the rules and regulations you must comply with, and how you will comply with those obligations.
         To the extent that those regulations differ between each of your future service offerings, please provide the same disclosure with respect to that service offering.
9. We note your response to our prior comment 22 and reissue. Please disclose the substance of your response in the filing, and please expand your disclosure to include what remaining steps you must take, the expected timeline of your expansion, and the expected costs of this expansion.
Medical Urgent Care, page 135

10. We note your revisions in response to our prior comment 24. Please clarify throughout your prospectus how far along you are in researching and developing your AI systems. For example only, we note your statements on page 145 that "[t]he EUDA platform can provide intervention at every stage [of disease] . . ." and "can detect the possibility of deteriorating conditions before needing hospitalization." To the extent that you have not yet conducted any validation tests on your AI system or applications, please clearly state as such. Please also describe the types and quantities of data you used, or will use, to train the algorithms, where you will collect this data, and provide a timeline of when you expect to commercialize these products. Further, please balance your disclosure throughout your prospectus to state, if true, that you have not yet validated your AI system or applications and that there can be no assurance that your AI systems will perform as intended or become marketable products.
Management's Discussion and Analysis
Result of Operations, page 154

11. Please refer to your response to comment 26. It does not appear you provided disclosure that includes the total number of employees that are covered by your client contracts for each period presented. Please revise to disclose the total number of employees covered by your client contracts or, if true, confirm that all employees eligible to utilize your services under the client contracts did so during each period.
12. We note based on your revised table on page F-43 in response to our comment 32 that revenue for property management services - security increased and regular property management services revenue decrease. Please revise your disclosure in MD&A to explain the reasons for this changes for each period presented.
 Meng Dong (James) Tan
8i Acquisition 2 Corp.
August 8, 2022
Page 4
Cost of Revenues, page 155

13. Refer to your response to comment 30. Please revise your cost of revenues discussion in
      MD&A to clarify if the related party medical service provided was from one entity. Please also revise your Cost of revenues policy in Note 3 of the Financial Statements to clarify that medical services are also provided by your wholly owned subsidiaries in addition to being provided by related party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameMeng Dong (James) Tan
                                                          Division of
Corporation Finance
Comapany Name8i Acquisition 2 Corp.
                                                          Office of Life
Sciences
August 8, 2022 Page 4
cc:       Jane Tam, Esq.
FirstName LastName